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                                                                    EXHIBIT 99.1

                                   LETTERHEAD

                                                                January 21, 2004

Mr. Randall L. Couch
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380

Dear Mr. Couch:

In accordance with your request, we have completed a review of the procedures and methods used by Anadarko Petroleum Corporation (Anadarko) in preparing its estimates of proved reserves and future revenue for certain oil and gas properties, as of December 31, 2003. These reserve and future revenue estimates were prepared by Anadarko's internal technical staff.

The opinions expressed herein are based on our involvement as a member of Anadarko's Reserve Review Team and our exposure to Anadarko's reserve estimating process. As a member of the Reserve Review Team, we met with Anadarko personnel and reviewed the geologic and engineering methodologies used as well as the resulting reserve estimates prepared by Anadarko for certain fields identified by designated screening criteria. In total, 10 separate reserve review meetings were conducted in Anadarko's offices in The Woodlands, Texas; Calgary, Alberta; and Uxbridge, England. The meetings ranged in duration from 2 to 7 hours each. The United States properties reviewed included the Vernon Field Area located in Louisiana; the Marco Polo/K2 Prospect and the major Hess Acquisition properties in the Gulf of Mexico; the Carthage Field Area, the Haley Field, and the Austin Chalk properties in Texas; and the Monell Unit and the Salt Creek Field in Wyoming. In Canada, the top 10 field areas and other significant properties were reviewed comprising approximately 80 percent of Anadarko's reserves in Canada. For Algeria, we received an overview of Anadarko's concession as well as a detailed technical review of the HBNS Field, the largest of the producing fields in Algeria. We also reviewed the key provisions of the services contract for the Oritupano-Leona Block in Venezuela. It is our understanding that the properties reviewed represent approximately 50 percent of the total proved reserves of Anadarko; and, that in the course of these meetings we reviewed approximately 70 percent of the 2003 projected reserve additions.

The goal of this review was to verify that the reserve estimates were prepared in accordance with the guidelines and definitions of the Securities and Exchange Commission (SEC) using generally accepted engineering and evaluation principles; and to determine, for the properties reviewed, the reasonableness of Anadarko's methods, procedures, and estimates. The reviews focused on the reserve determination methodologies and the data used in preparing these estimates. The available data reviewed included, but were not limited to, seismic data, structure and isopach maps, well logs, production tests, material balance calculations, reservoir simulation models, reservoir pressures, individual well and field performance data, individual well and field projections, offset performance data, operating expenses, capital costs, and product prices.

The reviews were sufficient to determine that the general methods and procedures used by Anadarko in the reserve estimation process are reasonable. In our opinion, the estimates for those properties reviewed appear reasonable and have been prepared in accordance with SEC guidelines and definitions using generally accepted petroleum engineering and evaluation principles.

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4500 THANKSGIVING TOWER - 1601 ELM STREET - DALLAS, TEXAS 75201-4754 - PH:
214-969-5401 - FAX: 214-969-5411                             nsai@nsai-petro.com
1221 LAMAR STREET, SUITE 1200 - HOUSTON, TEXAS 77010-3072 - PH: 713-654-4950 -
FAX: 713-654-4951                                           netherlandsewell.com
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It should be understood that this is a review of procedures, methods, and certain internal estimates only and does not constitute a complete review, study, or audit of Anadarko's estimated proved reserves and future revenue. We did not consider Anadarko's probable or possible estimates in this procedural review. We made no verification of the accuracy and completeness of the information and data provided by Anadarko with respect to ownership interest, oil and gas production, well test data, reservoir pressures, oil and gas prices, and operating and development costs.

Netherland, Sewell & Associates, Inc. is a firm of professionals dedicated to providing superior consulting service to the international petroleum industry. Our company has provided due diligence, technical support, and economic evaluations for private and government companies and financial institutions throughout the world. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Anadarko Petroleum Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

                                          Very truly yours,

                                          /s/ FREDERIC D. SEWELL